Exhibit 3.5
FORM OF CERTIFICATE OF AMENDMENT
TO
FOURTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ANTHERA PHARMACEUTICALS, INC.
     Paul F. Truex hereby certifies that:
     ONE: The date of filing the original Certificate of Incorporation of Anthera Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”) with the Secretary of State of the State of Delaware was September 9, 2004.
     TWO: He is the duly elected and acting President of the Corporation.
     THREE: Section A of Article IV of the Fourth Amended and Restated Certificate of Incorporation of the Corporation, as amended, is hereby further amended and restated to read in its entirety as follows:
     “A. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is fifty-two million thirty thousand nine hundred thirty-nine (52,030,939) shares, thirty-one million five hundred seventy-five thousand (31,575,000) shares of which shall be Common Stock (the “Common Stock”) and twenty million four hundred fifty-five thousand nine hundred thirty-nine (20,455,939) shares of which shall be Preferred Stock (the “Preferred Stock”). The Preferred Stock shall have a par value of one tenth of one cent ($0.001) per share and the Common Stock shall have a par value of one tenth of one cent ($0.001) per share. At the time the filing of this Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware becomes effective, each 1.712 shares of Common Stock shall be subdivided and converted into one (1) share of Common Stock of the Corporation (the “Reverse Stock Split”). No fractional shares will be issued, and, stockholders otherwise entitled to receive fractional shares shall have no further interest as a stockholder with respect to such fractional shares. The Corporation will pay in cash the fair value, as determined by the Board of Directors of the Corporation, of fractional shares which would otherwise result from the Reverse Stock Split.”
     FOUR: This Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Sections 141(f), 228, 242 and 245 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.
* * * *

     In Witness Whereof, Anthera Pharmaceuticals, Inc. has caused this Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation to be signed by its President this                      day of                     ,               .

Anthera Pharmaceuticals, Inc.
By:
Paul F. Truex, President